Exhibit 99.1

Q3 2022 Trading Statement Three months ended 30 September 2022

2022 Q3 Trading Statement1

Three months ended 30 September 2022

Another quarter of strong growth underpinned by positive volume/mix

●	Q3 Reported revenue +16.1%; organic +8.1% with +5.5% price, +2.6% volume/mix
●	9m Reported revenue +14.4%; organic +10.3% with +4.0% price, +6.3% volume/mix
●	E-commerce 9% of total revenue with continued growth in the high teens

Pricing and efficiencies offsetting inflationary pressures

●	Q3 Reported operating profit +12.2% to £569m; margin +19.7% down 70bps
●	Q3 Adjusted operating profit[2] increased +14.9% to £725m
o	Margin 25.1% down 20bps on a reported basis; down 90bps constant currency
o	Pricing and increased efficiencies fully offset inflationary pressures;
o	Decline due to guided standalone costs and adverse transactional FX

Increased financial flexibility despite adverse currency

●	Gross indebtedness of £12,037m. Net debt £10,784m; further £250m of £1.5bn term loan recently repaid

Upgrade to full year guidance

●	FY22 organic revenue growth now expected at 8.0-8.5%
●	FY Adjusted operating profit margin[2] expected to be slightly above last year at actual exchange rates (FY21: 22.8%), given recent favourable translational FX movements[3]

Medium term guidance unchanged

Reported results			Adjusted results
Period ended 30 September (unaudited)	2022	vs 2021		2022	vs 2021
Three months revenue	£2,892m	16.1%[3]	Three months Organic revenue growth[2]	—	8.1%[3]
Nine months revenue	£8,080m	14.4%[3]	Nine months Organic revenue growth[2]	—	10.3%[3]

1. All numbers within the release are unaudited. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note on page 8.

2. Organic revenue growth, Adjusted operating profit, Adjusted operating profit margin are non-IFRS measures; definitions and calculations of non-IFRS measures can be found on pages 8-12. We are unable to present reconciliations of forward-looking information for adjusted operating profit margin, organic revenue growth and metrics presented at constant currency because we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure.

3 Assuming spot rates as at 31 October 2022 are sustained.

0

Q3 2022 Trading Statement Three months ended 30 September 2022

Outlook

FY22 organic revenue growth now expected at 8.0-8.5%.

At H1 Results we guided to FY22 adjusted operating profit margin slightly down at constant currency. Operational performance remains as expected with pricing and increased efficiencies fully offsetting inflationary pressures, albeit we now would expect an increase in the adverse transactional FX impact from recent currency movements of up to 30bps.

Adjusted operating margin in FY22 is now expected to be slightly above last year at actual exchange rates (FY21: 22.8%), given recent favourable translational FX movements.3

Presentation for analysts and shareholders:

A short presentation followed by Q&A will be hosted by Tobias Hestler, Chief Financial Officer and Sonya Ghobrial, Head of Investor Relations at 9am GMT (10am CET) on 10 November 2022, which can be accessed at www.haleon.com/investors.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK: 0800 640 6441

US: +1 855 9796 654

All other: +44 203 936 2999

Passcode: 724755

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/en/investors/

Enquiries Investors		Media

Sonya Ghobrial	+44 7392 784784	Zoe Bird	+44 7736 746167

Rakesh Patel	+44 7552 484646	Nidaa Lone	+44 7841 400607

Emma White	+44 7823 523562	Gemma Thomas	+44 7721 376006

Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon plc

Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with brands trusted by millions of consumers globally. The Group employs over 22,000 people across 170 markets, who are united by Haleon’s purpose - to deliver better everyday health with humanity. Haleon’s product portfolio spans five major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Other. Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding. For more information please visit www.haleon.com

Q3 2022 Trading Statement Three months ended 30 September 2022

Operational review

Revenue by product category for the three months ended 30 September 2022 is set out below. For a discussion of revenue by product category for the nine months ended 30 September 2022, see Appendix II:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]
Oral Health	787	701	12.3%	7.0%	6.7%

VMS	437	404	8.2%	(1.1%)	(1.4%)

Pain Relief	648	581	11.5%	4.2%	3.6%

Respiratory Health	457	326	40.2%	30.5%	30.2%

Digestive Health and Other	563	478	17.8%	7.1%	8.4%

Group revenue	2,892	2,490	16.1%	8.1%	8.1%

1. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

Key category performance was as follows:

Oral Health

●

Revenue was £787m (2021: £701m), a growth of +12.3% on a reported basis (including significant exchange rate impact, with revenue growth on a constant currency basis of +7.0%) and +6.7% on an organic basis.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +5.4% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER) and a +0.2% increase in revenue growth as a result of the impact of acquisitions (included in revenue at AER and CER)

●

Growth in revenue at AER (in addition to the impact of foreign exchange rate movement noted above) CER and organic was driven by Sensodyne, whose strong performance reflected its underlying brand strength, continued innovation and strong growth across key markets including Middle East and Africa. Additionally, China saw mid-single digit organic growth with disruption from COVID-19 lockdowns persisting but with reduced impact. These factors were partially offset by a decline in the US, lapping the advance purchasing ahead of pricing in Q4 2021.

●

Parodontax, saw low double digit organic growth also contributing to growth in Oral Heath due to its performance across key markets such as the US and UK as well as strong growth in Middle East and Africa, and Denture Care revenue also improved, with organic revenue growth up mid-teens percent helped by a favourable prior year comparative driven by market conditions and competitive pressure.

VMS

●

Revenue was £437m (2021: £404m), a growth of +8.2% on a reported basis (including significant exchange rate impact, with a decline in revenue of -1.1% on a constant currency basis) and a decline of -1.4% on an organic basis.

●

The decline in organic revenue growth primarily reflected the exclusion of a +9.1% increase in revenue growth as a result of favourable exchange rate changes (included in revenue at AER) and a +0.5% increase in revenue growth attributable to the impact of acquisitions (included in revenue at AER and CER).

Q3 2022 Trading Statement Three months ended 30 September 2022

●

Growth in revenue at AER was primarily driven by the favourable impact of foreign exchange rate changes, as revenue declined modestly at CER and organically despite increased Caltrate sales, which increased high single digit organically driven by growth in China.

●

Centrum and Emergen-C reported revenues were each in line with prior quarters, although growth was lower as expected given last year’s particularly strong comparatives as a result of successful innovations and improved capacity in the US that allowed restocking for retailers.

Pain Relief

●	Revenue was £648m (2021: £581m), a growth of +11.5% on a reported basis (including significant exchange rate impact, with a growth of +4.2% on a constant currency basis) and +3.6% on an organic basis.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +7.4% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a +0.8% increase in revenue growth as a result of the impact of acquisitions, and a -0.3% decline in revenue growth as a result of the impact of disposals (each included in revenue at AER and CER).

●

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organically was driven by increased Panadol revenue, up low single digit organically, which experienced growth in Australia, India and Central & Eastern Europe offset by a decline in South East Asia and Middle East & Africa, as well as increased Advil growth benefitting from recent price increases combined with continued market activation. Voltaren performance was stable with increased growth in China and US offset by a decline in Germany.

Respiratory Health

●

Revenue was £457m (2021: £326m), a growth of +40.2% on a reported basis, +30.5% on a constant currency basis (reflecting a more moderate proportional impact of exchange rates on this product category as compared to the others) and +30.2% on an organic basis.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +9.6% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER) and a +0.4% increase in revenue growth as a result of the impact of disposals (included in revenue at AER and CER).

●

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organically was driven by strong increased consumption of both cold and flu and nasal decongestants due to continued elevated incidences of cold and flu and COVID-19 persisting through Q3 as well as advanced purchasing ahead of Q4.Cold and flu sales added 3% to group organic revenue growth in the third quarter. Otrivin and Theraflu both also performed strongly, both up over 35% organically. Theraflu growth primarily driven by US and Otrivin up over 80% organically in Middle East & Africa. Flonase saw mid-teens percent organic growth, including in the US.

Digestive Health and Other

●	Revenue was £563m (2021: £478m), a growth on a reported basis of +17.8% (including significant exchange rate impact, with a growth of +7.1% on a constant currency basis) and +8.4% on an organic basis.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +10.8% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a +0.1% increase in revenue growth as a result of the impact of acquisitions (included in

Q3 2022 Trading Statement Three months ended 30 September 2022 revenue at AER and CER), a -1.3% decrease in revenue growth as a result of the effect of MSAs and a -0.2% decrease in revenue growth as a result of the effect of disposals (each included in revenue at AER and CER).

●

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organically was driven by Digestive Health (which is around half of this reported product category), supported by Tums and Eno and growth in Smokers health and skin health brands, underpinned by the addition of a new distribution channel for Chapstick.

Geographical segment performance

Revenue by geographical segment for the three months ended 30 September 2022. For a discussion of revenue by geographical segment for the nine months ended 30 September 2022, see Appendix II:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]	Price[1]	Vol/Mix[1]
North America	1,101	929	18.5%	2.9%	2.9%	4.2%	(1.3)%
EMEA and LatAm	1,136	1,004	13.1%	11.9%	12.2%	8.3%	3.9%
APAC	655	557	17.6%	10.1%	9.0%	2.7%	6.3%
Group	2,892	2,490	16.1%	8.1%	8.1%	5.5%	2.6%

1.	Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

North America

●

Revenue in North America was £1,101m (2021: £929m), an +18.5% growth on a reported basis, driven largely by the effect of foreign exchange. On a constant currency basis, revenue growth in North America was +2.9%. Organic revenue growth in North America was also +2.9%, reflecting the absence of other organic adjustments aside from foreign exchange impacts, with +4.2% price and -1.3% volume/mix. The volume/mix decline was driven by a tough prior year comparator due to US advance purchasing ahead of the Q4 price increases in 2021 which added approximately 2% to growth in Q3 2021 as well as prior year retailer inventory restocking.

●

Drivers of revenue at AER (including the favourable impact of foreign exchange rate changes), CER and organic included Oral Health, down low single digit organically, with Sensodyne down mid single digit lapping the advance purchasing ahead of pricing in Q4 2021. Partly offset by increased revenue in Denture Care and Parodontax. In Pain Relief, growth was underpinned by Advil benefitting from recent price increases combined with continued market activation, and growth in Voltaren. Respiratory Health performance was underpinned by sustained incidences of cold and flu and COVID-19 along with favourable retailer stocking patterns, pricing and successful market activation and growth in Theraflu, Flonase and Robitussin due to successful rollout of new innovations including Theraflu Max Strength and Flonase Headache & Allergy Relief. Further, Digestive Health and Other saw mid single digit organic growth due to adding a new distribution channel for Chapstick, strong Tums performance, pricing, and also the benefit from favourable comparatives last year given supply constraints. Elsewhere, VMS revenue declined high-teens percent organically due to Centrum and Emergen-C cycling prior year comparators of over 45% and 55% respectively as a result of successful innovations and improved capacity in the US that allowed restocking for retailers, with underlying consumption remaining broadly

Q3 2022 Trading Statement Three months ended 30 September 2022 steady throughout the period, and Oral Health, with Sensodyne lapping the advance purchasing ahead of pricing in Q4 2021.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +15.7% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER) and a +0.1% decrease in revenue growth as a result of the impact of MSAs (included in revenue at AER and CER).

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●

Revenue in EMEA and LatAm was £1,136m (2021: £1,004m), a growth of +13.1% on a reported basis, and +11.9% on a constant currency basis. Organic revenue growth in EMEA and LatAm was +12.2%, including an adjustment of +1.5% for foreign exchange impacts and minor adjustments for the effect of disposals and MSAs, with +8.3% price and +3.9% volume/mix.

●

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes) CER and organically, was driven by good growth across a number of categories. Oral Health, up low double digit organically, saw double digit organic increase in Sensodyne and strong growth in both parodontax and Denture Care. VMS where low double digit organic growth was supported by Centrum’s continued successful activation in new markets, and an over 35% organic increase in Respiratory Health due to a strong performance by Otrivin and Theraflu driven by sustained incidences of cold and flu and COVID-19 as well as increased retailer stocking ahead of the cold and flu season along with strong double digit growth in Digestive Health and Other. These increases were partially offset by low single digit organic revenue declines in Pain Relief, largely reflecting a decline in Voltaren. Panadol was also down due to a challenging prior year comparator as well as in quarter shipment phasing.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +1.5% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER) and a -0.4% decrease in revenue growth as a result of the impact of MSAs and a -0.2% decrease in revenue growth as a result of the effect of disposals (each included in revenue at AER and CER).

●

At the regional level, continuing the momentum from H1, over 40% organic revenue growth in Latin America as well as over 20% organic growth in Middle East & Africa underpinned Q3 revenue. Additionally, Europe organic revenue increased high single digit, underpinned by high single digit organic revenue growth in Northern and Southern Europe as well as high-teens percent organic revenue growth in Central and Eastern Europe, partly offset by a decline in Germany.

Asia-Pacific

●

Revenue in Asia-Pacific was £655m (2021: 557m), a growth of +17.6% on a reported basis, significantly impacted by the effect of exchange rates with revenue growth of +10.1% on a constant currency basis. Organic revenue growth in Asia-Pacific was +9.0%, including adjustments of +1.5% for the effects of acquisitions and -0.2% for the effects of MSAs, with +2.7% price and +6.3% volume/mix.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +7.3% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a -0.2% decrease in revenue growth as a result of the impact of MSAs and a +1.5% increase in revenue growth as a result of the effect of acquisitions (each included in revenue at AER and CER).

●

Growth in revenue at AER (including the favourable impact of foreign exchange rate changes) CER and organically was driven by low double digit organic growth in Oral Health due to the performance of Sensodyne, parodontax, and Denture Care, mid single digit organic growth increase in VMS due to Caltrate and continued successful consumer education campaigns as well as premiumisation of the portfolio, partly offset by a low single digit organic decline in Centrum, low double digit organic growth in Pain Relief due to strong Voltaren growth in China benefitting from distribution expansion, pricing and

Q3 2022 Trading Statement Three months ended 30 September 2022 digital activation and over 50% growth in local strategic brands driven by post lockdown resupply to trade, high-teens percent organic growth in Respiratory health with consumer advance purchasing ahead of the cold and flu season, mid single digit organic growth in Digestive Health and Other due to strong performance in skin health offset by weakness in Digestive and Smokers health.

●

At a regional level, performance in South-East Asia, Taiwan and India was particularly strong in Q3. China experienced strong growth as although COVID-19 lockdowns and disruption persisted, severity was reduced compared to Q2.

Operating profit and margin

Operating profit increased by +12.2% to £569m (Q3 2021: £507m), and operating profit margin was down (70) bps to 19.7% (Q3 2021: 20.4%). Adjusted operating profit increased by +14.9% at actual exchange rates to £725m (Q3 2021: £631m), an increase of 4.1% at constant currency.

Adjusted operating margin of 25.1% declined 90 basis points at constant currency or 20 basis points at actual exchange rates. The positive benefit from pricing and volume/mix leverage from revenue combined with efficiencies fully offset commodity costs and inflationary pressures. The decline in margin was driven by standalone costs as expected and adverse transactional FX largely related to the Swiss Franc and US Dollar strength.

Across the regions, Asia Pacific adjusted operating margin declined driven by higher commodity costs, inflationary cost pressures, increased freight and new standalone costs only partly offset by positive leverage from revenue growth. EMEA and LatAm adjusted operating margin increased helped by broad-based sales growth and cost efficiencies only partly offset by standalone costs and incremental freight and commodities inflation. North America adjusted operating margin declined, as a result of inflationary impacts on commodity and freight prices as well as standalone costs.

Overall, cold and flu sell in was indicative of a typical Q3 with associated lower A&P.

Q3 2022 Trading Statement Three months ended 30 September 2022

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 30 SEPTEMBER (unaudited)

	2022	2021
	£m	£m

Revenue	2,892	2,490

Cost of sales	(1,073)	(933)

Gross profit	1,819	1,557

Selling, general and administration	(1,196)	(997)

Research and development	(82)	(74)

Other operating income	28	21

Operating profit	569	507

Finance income	7	4

Finance expense	(81)	(4)

Net finance costs	(74)	-

Profit before tax	495	507

Income tax	(130)	(125)

Profit after tax for the period	365	382
Profit for the period attributable to:

Shareholders of the Group	345	371

Non-controlling interests	20	11

Q3 2022 Trading Statement Three months ended 30 September 2022

Appendix I

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, “forward-looking statements“ (including for purposes of the safe harbour provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon’s current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon’s actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as “expects“, “anticipates“, “believes“, “targets“, “plans” “intends“, “aims”, “projects“, “indicates”, “may”, “might”, “will”, “should“, “potential”, “could” and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this presentation are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon’s control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under “Risk Factors” on pages 17 to 45 of Haleon’s prospectus and under “Risk Factors” in Haleon’s Registration Statement on Form 20-F. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority (“FCA”)), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

Q3 2022 Trading Statement Three months ended 30 September 2022

Adjusted results (unaudited)

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted Selling, General and Administration (“SG&A”), Adjusted Research and Development (“R&D”), Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other costs, in each case net of the impact of taxes (where applicable) (collectively, the “Adjusting Items”, which are defined later in this section).

Management believes that Adjusted Results, when considered together with the Group’s operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of the Group from period to period and allow the Group’s performance to be more easily comparable.

The following tables set out a reconciliation between IFRS and Adjusted Results for the three-month period ended 30 September 2022 and 30 September 2021:

£m Three months ended 30 September 2022	IFRS results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Separation and admission costs[3]	Disposals and others[4]	Adjusted results

Revenue	2,892	-	-	-	-	2,892

Cost of sales	(1,073)	10	2	-	3	(1,058)

Gross profit	1,819	10	2	-	3	1,834

Gross profit margin %	62.9%					63.4%

Selling, general and admin	(1,196)	-	3	142	24	(1,027)

Research and development	(82)	-	(2)	-	-	(84)

Other operating income	28	-	1	-	(27)	2

Operating profit	569	10	4	142	-	725

£m Three months ended 30 September 2021	IFRS results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[2]	Separation and admission costs[3]	Disposals and others[4]	Adjusted results
Revenue	2,490	-	-	-	-	2,490

Cost of sales	(933)	15	11	-	-	(907)

Gross profit	1,557	15	11	-	-	1,583

Gross profit margin %	62.5%					63.6%

Selling, general and admin	(997)	-	17	73	10	(897)

Research and development	(74)	9	10	-	-	(55)

Other operating income	21	-	-	-	(21)	-

Operating profit	507	24	38	73	(11)	631

1.

Net amortisation and impairment of intangible assets: Includes impairment of intangible assets and amortisation of intangible assets excluding computer software. Amortisation and impairment of intangible assets arising from intangible assets acquired in business combinations are adjusted to reflect the performance of the business excluding the effect of acquisition accounting.

2.	Restructuring costs: Includes amounts related to business transformation activities.
3.	Separation and Admission costs: Includes amounts incurred in relation to and in connection with the separation and listing of the Group as a standalone business.
4.	Disposals and others: Includes gains and losses on disposals of assets and businesses and other items.

Q3 2022 Trading Statement Three months ended 30 September 2022

Constant currency (unaudited)

The Group’s presentation currency is Pounds Sterling, but the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an “as reported basis” or using “actual exchange rates” (“AER”) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (“CER”). To calculate results on a constant currency basis, the Group restates current year comparatives translating the income statements of consolidated entities from their non-Sterling functional currencies to Pounds Sterling using prior year exchange rates. The impact of exchange rate movements related to transactions entered into by consolidated entities in currencies other than their functional currency is not adjusted for when calculating results on a constant currency basis. The currencies which most influence the constant currency results of the Group and their exchange rates are shown in the below table.

	Nine months to 30 September
	2022	2021

Average rates:

US$/£	1.26	1.38

Euro/£	1.18	1.15

Swiss Franc/£	1.19	1.26

CNY/£	8.27	8.94

Organic revenue growth (unaudited)

Organic revenue growth represents the change in organic revenue at CER from one accounting period to the next. Organic revenue represents revenue, as determined under IFRS but excluding the impact of acquisitions, divestments and closures of brands or businesses, revenue attributable to manufacturing service agreements (“MSAs”) relating to divestments and the closure of sites or brands, and the impact of currency exchange movements.

Revenue attributable to MSAs relating to divestments and production site closures has been removed from organic revenue because these agreements are transitionary and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes. This revenue reduces the comparability of prior and current year revenue and is therefore adjusted for in the calculation of organic revenue growth.

Organic revenue is calculated period-to-period as follows, with prior year exchange rates to restate current year comparatives:

–	current year organic revenue excludes revenue from brands or businesses acquired in the current accounting period;
–	current year organic revenue excludes revenue attributable to brands or businesses acquired in the prior year from 1 January of the comparative period to the date of completion of the acquisition;
–

prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period;

–	prior year organic revenue excludes revenue in respect of brands or businesses divested or closed in the previous accounting period in full; and

Q3 2022 Trading Statement Three months ended 30 September 2022

–

prior year and current year organic revenue excludes revenue attributable to MSAs relating to divestments and production site closures taking place in either the current or prior year, each an “Organic Adjustment”.

To calculate organic revenue growth for the period, organic revenue for the prior year is subtracted from organic revenue in the current year and divided by organic revenue in the prior year.

The Group believes that discussing organic revenue growth contributes to the understanding of the Group’s performance and trends because it allows for a year-on-year comparison of revenue in a meaningful and consistent manner.

Organic revenue growth by individual region is further discussed by price and volume/mix changes, which are defined as follows:

–

Price: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price.

–	Volume/Mix: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.”

The following tables reconcile reported revenue growth for the three-month period ended 30 September 2022 and 2021 to constant currency and organic revenue for the same period by geographical segment and product category:

	Geographical Segments
Three months ended 30 September 2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total

Revenue Growth	18.5	13.1	17.6	16.1

Organic Adjustments	0.1	0.6	(1.3)	-

of which:

Effect of Acquisitions	-	-	(1.5)	(0.3)

Effect of Disposals	-	0.2	-	0.1

Effect of MSAs	0.1	0.4	0.2	0.2

Effect of Exchange Rates	(15.7)	(1.5)	(7.3)	(8.0)

Organic Revenue Growth	2.9	12.2	9.0	8.1

Price	4.2	8.3	2.7	5.5

Volume/Mix	(1.3)	3.9	6.3	2.6

Q3 2022 Trading Statement Three months ended 30 September 2022

	Product Categories

Three months ended 30 September 2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	12.3	8.2	11.5	40.2	17.8	16.1

Organic Adjustments	(0.2)	(0.5)	(0.5)	(0.4)	1.4	-

of which:

Effect of Acquisitions	(0.2)	(0.5)	(0.8)	-	(0.1)	(0.3)

Effect of Disposals	-	-	0.3	(0.4)	0.2	0.1

Effect of MSAs	-	-	-	-	1.3	0.2

Effect of Exchange Rates	(5.4)	(9.1)	(7.4)	(9.6)	(10.8)	(8.0)

Organic Revenue Growth	6.7	(1.4)	3.6	30.2	8.4	8.1

Net debt (unaudited)

Net debt at a period end is calculated as short-term borrowings (including bank overdrafts and short-term lease liabilities), long-term borrowings (including long-term lease liabilities), and derivative financial liabilities less cash and cash equivalents and derivative financial assets.

Net debt as at 30 September 2022 was £10,784m compared to £10,707m on 18 July 2022 at demerger. This included an adverse foreign exchange impact from the US Dollar and the £750m repayment of the £1.5bn term loan.

Management analyses the key cash flow items driving the movement in net debt to understand and assess cash performance and utilisation in order to maximise the efficiency with which resources are allocated. The analysis of cash movements in net debt allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing the Group’s debt. Net debt is calculated as follows:

	As at 30 September 2022	As at 30 June 2022
	£m	£m

Cash and cash equivalents and liquid investments	1,092	1,334

Short-term borrowings	(684)	(332)

Long-term borrowings	(11,353)	(9,918)

Derivative financial assets	321	146

Derivative financial liabilities	(160)	(66)

Net Debt	(10,784)	(8,836)

Q3 2022 Trading Statement Three months ended 30 September 2022

Appendix II – Nine months ended 30 September 2022

The information included in this Appendix II is being made public this quarter to satisfy Haleon’s obligations under the Registration Rights Agreement entered into on 1 June 2022 among Haleon, Pfizer, GSK and certain Scottish limited partnerships controlled by GSK. The Registration Rights Agreement will terminate once each of (i) Pfizer and (ii) GSK and the Scottish limited partnerships owns one percent or less of Haleon’s outstanding ordinary shares.

Operational review

Revenue by product category for the nine months ended 30 September 2022:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]
Oral Health	2,225	2,061	8.0%	5.9%	5.6%

VMS	1,253	1,106	13.3%	7.1%	7.0%

Pain Relief	1,896	1,674	13.3%	9.1%	8.9%

Respiratory Health	1,140	781	46.0%	39.9%	39.8%

Digestive Health and Other	1,566	1,443	8.5%	2.6%	5.1%
Group revenue	8,080	7,065	14.4%	9.9%	10.3%

1. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

Oral Health

●	Revenue was £2,225m (2021: £2,061m), a growth of +8.0% on a reported basis, +5.9% on a constant currency basis and +5.6% on an organic basis.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +2.1% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), and a +0.3% increase in revenue growth as a result of the impact of acquisitions (included in revenue at AER and CER).

●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically was driven by mid single digit organic growth in Sensodyne, the performance of which reflected underlying brand strength, continued innovation and strong growth across key markets including Asia Pacific.

●

Additionally, Parodontax performed strongly, up high single digit organically with double digit organic growth across Asia Pacific, North America, EMEA and LatAm. Denture Care grew high single digit due to strong growth in EMEA and LatAm.

VMS

●	Revenue was £1,253m (2021: £1,106m), a growth of +13.3% on a reported basis (significantly impacted by exchange rates, with growth of +7.1% on a constant currency basis) and +7.0% on an organic basis.
●	Organic revenue growth was primarily driven by the same principal factors, but excluded a +6.1% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at

Q3 2022 Trading Statement Three months ended 30 September 2022

AER), a +0.3% increase in revenue growth as a result of the impact of acquisitions and a -0.1% decrease in revenue growth due to the effect of disposals (each included in revenue at AER and CER).
●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically, was driven by high single digit organic revenue growth in Centrum and Caltrate. These increased were partially offset by a low single digit decrease in Emergen-C organic revenue. Both Centrum and Emergen-C grew strongly in H1, but performance was offset by declines in Q3 due to challenging prior year comparators.

Pain Relief

●	Revenue was £1,896m (2021: £1,674m), a growth of +13.3% on a reported basis, +9.1% on a constant currency basis) and +8.9% on an organic basis.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +4.2% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a +0.4% increase in revenue growth as a result of the impact of acquisitions and a -0.2% decrease in revenue growth due to the effect of disposals (each included in revenue at AER and CER).

●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes) CER and organically, was driven by mid-teens percent organic growth in Panadol reflecting a successful post COVID-19 vaccination campaign and activation to meet increased demand during the Omicron wave in H1 moderated slightly by lower growth in Q3, and mid-teens percent growth in Advil benefitting from retailer stocking patterns, recent price increases combined with continued market activation and retailer stocking patterns in the US. Low-single digit organic growth in Voltaren was primarily driven by strength in China and US, partially offset by a decline in Germany.

Respiratory Health

●	Revenue was £1,140m (2021: £781m), a growth of +46.0% on a reported basis, +39.9% on a constant currency basis and +39.8% on an organic basis.
●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +6.2% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER).

●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically was driven by a strong H1 cold and flu season, well ahead of the historically low season in 2021 was supported by continued incidences of COVID-19 and cold and flu during Q3 underpinning the results across all regions. Cold and flu sales added 4% to group revenue growth in the first nine months.

Digestive Health and Other

●

Revenue was £1,566m (2021: £1,443m), a growth of +8.5% on a reported basis (significantly impacted by exchange rates, with a growth of +2.6% on a constant currency basis) and +5.1% on an organic basis.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +6.1% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a -1.1% decrease in revenue growth as a result of the impact of disposals and a -1.6% decrease in revenue growth due to the effect of MSAs (each included in revenue at AER and CER).

●	Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically was driven primarily by low single digit organic growth in Digestive Health, which

Q3 2022 Trading Statement Three months ended 30 September 2022 is around half of this reported product category. Smokers health and Skin health respectively grew low single digit and mid single digit organically.

Geographical segment performance

Revenue by geographical segment for the nine months ended 30 September:

	Revenue (£m)		Revenue change (%)
	2022	2021	Reported	Constant currency[1]	Organic[1]	Price[1]	Vol/Mix[1]

North America	2,974	2,524	17.8%	7.4%	7.7%	2.9%	4.8%

EMEA and LatAm	3,205	2,907	10.3%	11.0%	12.1%	5.6%	6.5%

APAC	1,901	1,634	16.3%	12.0%	11.2%	2.9%	8.3%

Group	8,080	7,065	14.4%	9.9%	10.3%	4.0%	6.3%

1.	Price and Volume/Mix are components of Organic Revenue Growth. Definitions and calculations of non-IFRS measures can be found on pages 8-12.

North America

●

Revenue in North America was £2,974m (2021: £2,524m), a growth of +17.8% on a reported basis, significantly driven by exchange rate impacts, with growth at constant currency of +7.4%. Organic revenue growth in North America was +7.7%, with +2.9% price and +4.8% volume/mix.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +10.5% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a -0.2% decrease in revenue growth as a result of the impact of MSAs and a -0.2% decrease in revenue growth as a result of the effect of disposals (each included in revenue at AER and CER).

●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically, was driven by low single digit organic revenue growth in Oral Health, with Sensodyne stable as was adversely impacted by a change in retailer inventory levels as well as cycling the advance purchasing ahead of pricing in Q4 2021, and good growth in Denture Care and parodontax, growth in Pain Relief due to double digit organic revenue growth from Advil, and nearly 40% organic growth in Respiratory Health helped by a strong H1 season and sustained incidences of cold and flu and COVID-19, successful market activation, pricing and favourable retailer stocking patterns. Digestive Health and Other was up low single digit organically, with strong growth in Chapstick offset by weakness in Smokers Health during H1. VMS was stable as strong Centrum and Emergen-C growth in H1 was offset by a decline in Q3 and the challenging prior year comparators of over 45% and 55% respectively, with underlying consumption remaining broadly steady throughout the period.

Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

●

Revenue in EMEA and LatAm was £3,205m (2021: £2,907m), a growth of +10.3% on a reported basis, and +11.0% on a constant currency basis. Organic revenue growth in EMEA and LatAm was +12.1%, with +5.6% price and +6.5% volume/mix.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a -0.6% decrease in revenue growth as a result of exchange rate movements (included in revenue at AER), a -0.6% decrease in revenue growth as a result of the impact of MSAs and a

Q3 2022 Trading Statement Three months ended 30 September 2022

-0.6% decrease in revenue growth as a result of the effect of disposals (each included in revenue at AER and CER)
●

Growth in revenue at AER, CER and organically was driven by high single digit organic revenue growth in Oral Health due to strong performance across the category (particularly in Dental Care), low double digit organic growth in VMS due to strong performance of Centrum and local strategic brands, Pain Relief which was up low single digit reflecting an increase in Panadol, partially offset by a decline in Voltaren, and a md 40% organic increase in Respiratory Health due to a strong H1 cold and flu season significantly ahead of 2019 levels which continued into Q3 alongside increased retailer stocking ahead of Q4. Additionally, Digestive Health and Other saw organic revenue up double digit with good results in all categories.

●

At a regional level, significant growth in Latin America and in Middle East & Africa underpinned the first 9 months revenue. Additionally, Europe experienced growth due to performance in Northern and Southern Europe as well as Central and Eastern Europe, partly offset by a decline in Germany.

Asia-Pacific

●

Revenue in Asia-Pacific was £1,901m (2021: £1,634m), a growth of +16.3% on a reported basis, and +12.0% on a constant currency basis. Organic revenue growth in Asia-Pacific was +11.2%, with +2.9% price and +8.3% volume/mix.

●

Organic revenue growth was primarily driven by the same principal factors, but excluded a +4.2% increase in revenue growth as a result of favourable exchange rate movements (included in revenue at AER), a -0.1% decrease in revenue growth as a result of the impact of MSAs and a +1.0% increase in revenue growth as a result of the effect of acquisitions (each included in revenue at AER and CER)

●

Growth in revenue at AER (in addition to the favourable impact of foreign exchange rate changes), CER and organically was primarily driven by low double digit organic revenue growth in Oral Health reflecting strong growth in India, partly offset by a mid-single digit decline in China driven by COVID-19 related lockdowns, high single digit organic revenue growth in VMS, supported by successful immunity campaigns by Centrum and Caltrate in China and Centrum in Taiwan, low twenties percent growth in Pain Relief due to successful Panadol activation and execution in markets including Australia, New Zealand, Malaysia and Taiwan relating to COVID-19 and a successful vaccination campaign, a continued rebound in cold and flu season leading to mid twenties organic growth in Respiratory Health. Revenue was stable in Digestive Health and Other due to weakness in Skin health and Smokers health brands.

●

At a regional level, performance in South-East Asia and Taiwan and India was particularly strong in first nine months. Revenue in China increased despite a slowdown in the second quarter due to COVID-19 related lockdowns which started to ease in the third quarter.

Operating profit and margin

Operating profit increased by +18.1% to £1,469m (9 months 2021: £1,244m) and operating profit margin increased by 60bps to 18.2% (9 months 2021: 17.6%). Adjusted operating profit increased by +18.7% at actual exchange rates to £1,916m (Q3 2021: £1,614m), an increase of +11.0% at constant currency.

Adjusted operating margin of 23.7% increased 30 basis points at constant exchange rates or 90 basis points at actual exchange rates. The positive benefit from pricing and volume/mix leverage from revenue combined with efficiencies more than offset higher commodity costs, inflationary pressures and new standalone costs.

Q3 2022 Trading Statement Three months ended 30 September 2022

Across the regions, Asia Pacific adjusted operating margin declined driven by higher commodity costs, inflationary cost pressures, increased freight and new standalone costs only partly offset by positive leverage from revenue growth. EMEA and LatAm adjusted operating margin was broadly flat and slightly positive before foreign exchange movements. Standalone costs, incremental freight and higher commodity costs offset the positive impact from sales growth and delivery of synergies. North America saw an increase in adjusted operating margin at both actual and constant currency reflecting the benefit of broad based sales growth, partially offset by standalone costs and incremental freight and commodities inflation.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE NINE MONTHS ENDED 30 SEPTEMBER (unaudited)

	2022	2021

	£m	£m

Revenue	8,080	7,065

Cost of sales	(3,050)	(2,694)
Gross profit	5,030	4,371

Selling, general and administration	(3,375)	(2,975)

Research and development	(218)	(183)

Other operating income	32	31
Operating profit	1,469	1,244

Finance income	50	13

Finance expense	(160)	(14)
Net finance costs	(110)	(1)
Profit before tax	1,359	1,243

Income tax	(450)	(341)
Profit after tax for the period	909	902
Profit for the period attributable to:

Shareholders of the Group	862	862

Non-controlling interests	47	40

Q3 2022 Trading Statement Three months ended 30 September 2022

Adjusted results for the nine months ended 30 September 2022 and 30 September 2021 (unaudited)

The following tables set out a reconciliation between IFRS and Adjusted Results for the nine-month period ended 30 September 2022 and 30 September 2021:

£m Nine months ended 30 September 2022	IFRS results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[1]	Separation and admission costs[1]	Disposals and others[1]	Adjusted results
Revenue	8,080	-	-	-	-	8,080

Cost of sales	(3,050)	50	10	-	2	(2,988)

Gross profit	5,030	50	10	-	2	5,092

Gross profit margin %	62.3%					63.0%

Selling, general and admin	(3,375)	-	16	371	31	(2,957)

Research and development	(218)	-	(3)	-	-	(221)

Other operating income	32	-	1	-	(31)	2

Operating profit	1,469	50	24	371	2	1,916

£m Nine months ended 30 September 2021	IFRS results	Net amortisation and impairment of intangible assets[1]	Restructuring costs[1]	Separation and admission costs[1]	Disposals and others[1]	Adjusted results
Revenue	7,065	-	-	-	-	7,065

Cost of sales	(2,694)	36	36	-	-	(2,622)

Gross profit	4,371	36	36	-	-	4,443

Gross profit margin %	61.9%					62.9%

Selling, general and admin	(2,975)	-	71	178	63	(2,663)

Research and development	(183)	9	8	-	-	(166)

Other operating income	31	-	-	-	(31)	-

Operating profit	1,244	45	115	178	32	1,614

1.	Description of the Adjusting Items can be found on page 9.

Q3 2022 Trading Statement Three months ended 30 September 2022

Organic revenue growth for the nine months ended 30 September 2022 and 30 September 2021 (unaudited)

	Geographical Segments

Nine months ended 30 September 2022 vs 2021 (%)	North America	EMEA and LatAm	APAC	Total
Revenue Growth	17.8	10.3	16.3	14.4

Organic Adjustments	0.4	1.2	(0.9)	0.4

of which:

Effect of Acquisitions	-	-	(1.0)	(0.2)

Effect of Disposals	0.2	0.6	-	0.3

Effect of MSAs	0.2	0.6	0.1	0.3

Effect of Exchange Rates	(10.5)	0.6	(4.2)	(4.5)

Organic Revenue Growth	7.7	12.1	11.2	10.3

Price	2.9	5.6	2.9	4.0

Volume/Mix	4.8	6.5	8.3	6.3

	Product Categories

Nine months ended 30 September 2022 vs 2021 (%)	Oral Health	VMS	Pain Relief	Respiratory Health	Digestive Health and Others	Total
Revenue Growth	8.0	13.3	13.3	46.0	8.5	14.4

Organic Adjustments	(0.3)	(0.2)	(0.2)	-	2.7	0.4

of which:

Effect of Acquisitions	(0.3)	(0.3)	(0.4)	-	-	(0.2)

Effect of Disposals	-	0.1	0.2	-	1.1	0.3

Effect of MSAs	-	-	-	-	1.6	0.3

Effect of Exchange Rates	(2.1)	(6.1)	(4.2)	(6.2)	(6.1)	(4.5)

Organic Revenue Growth	5.6	7.0	8.9	39.8	5.1	10.3